

April 20, 2015

Akira Morikawa
President and Chief Executive Officer
LINE Corporation
Shibuya Hikarie, 27th Floor
21-1 Shibuya 2-chome
Shibuya-ku, Tokyo 150-8510, Japan

> **Re:** **LINE Corporation**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted March 31, 2015**
> **CIK No. 0001611820**

Dear Mr. Morikawa:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 68

1. We note your response to prior comment 9 that you believe that the information as disclosed in the Draft Registration Statement provides sufficient information for investors to calculate a "revenue per user" metric. However, considering that you do not disclose revenues by geography that correspond to the MAUs by geography that you disclose on page 69, it is difficult for readers to understand the trends in your geographic revenues per user. Tell us what consideration you gave to disclosing revenues by geography.

Notes to Consolidated Financial Statements

(20)Revenue

(ii)Content and Others-LINE Games and Applications

Games developed by third-party game developers, page F-23

2.   We note your disclosure that you determined that each deliverable is a separate unit of account and you estimate the selling price of payment processing services and server hosting services. You then allocate any residual amount to services for channeling users. Please clarify your disclosure to also state the period over which each of these deliverables is then recognized.

(iii)Line advertising – Official Accounts Sponsored Stickers and Free LINE Coins service, page F-25

3.   We note in your response to prior comment 15 you state that no accounting entries are recorded for free LINE Coins issued, except for those issued in connection with the free LINE Coin advertising service. Please clarify whether you recognize a provision for costs associated with the free LINE Coins issued in connection with promoting other games, applications or products on your "Free Coins" page.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3735.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Jinduk Han, Esq.
        Craig Brod, Esq.
        Cleary Gottlieb Steen & Hamilton